

Mail Stop 3268

March 6, 2009

<u>Via Facsimile at (212)751-4864 and U.S. Mail</u>

Charles M. Nathan
Latham & Watkins
885 Third Avenue
New York, New York 10022-4834

Re: Genentech, Inc.
     Schedule 14D-9 filed February 23, 2009
     Amendment No. 1 to Schedule 14D-9 filed February 24, 2009
     Amendment No. 2 to Schedule 14D-9 filed March 2, 2009
     Amendment No. 3 to Schedule 14D-9 filed March 3, 2009
     File No. 5-32488

Dear Mr. Nathan:

       We have reviewed the above filings and have the following comments. All defined terms in this letter have the same meaning as in the Schedule 14D-9 filed on February 23, 2009, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9 filed February 24, 2009
General

1. Please review the offer materials generally to avoid the use of scientific terms without appropriate explanatory language. For example, what are "follow-on biologics" (page 33), and what is "an adjuvant setting" (page 25)?

2. In response to Item 1005(d) of Regulation M-A, disclose any conflicts of interest between the board and officers of Genentech, the members of the Special Committee, and Roche.

3. As the filing person on the Schedule 14D-9 and the target company that is the subject of a tender offer, Genentech must make and support a recommendation on the tender offer. See Item 1002 of Regulation M-A. Throughout the offer materials, your disclosure generally speaks of the recommendation of the Special Committee rather than of the Company. Although Genentech may delegate to the Special Committee the responsibility of taking a position on the offer, it must be clear from the disclosure that such recommendation is made on behalf of the Company. Please revise.

The Solicitation or Recommendation, page 12

4. The Special Committee concluded that the Roche Enhanced Anti-Dilution Amendment had a value to Roche. Explain the basis for the Special Committee's valuation, including any financial data, projections or assumptions that led the Special Committee to its understanding of the value of the Anti-Dilution Amendment. Tell us whether the Special Committee quantified the value of the Anti-Dilution Amendment, and if so, explain the basis for its conclusion and quantify the value.

Efforts to Improve the $89.00 per share proposal, page 18

5. On page 18, you discuss Goldman Sach's request to Roche that it explore potential alternative transaction structures and forms of consideration, including a contingent value component based on the results of the Company's Avastin C-08 clinical trial in the consideration. Provide greater detail concerning these discussions, including what other alternative structures were considered and suggested to Roche or its representatives and what reasons, if any, Roche gave for rejecting this proposal.

6. Provide greater detail concerning the August 21, 2008 meeting. Briefly describe the discussions that took place between the financial representatives, and in particular, include the substance of Roche's discussion regarding the assumptions and estimates that supported their bid.

7. We note the reference to Dr. Humer's statement that maintaining the current ownership structure of the company was "not an option from Roche's perspective." Please revise to include any reasons that Dr. Humer gave for this position, as well as any questions about it that Dr. Levinson asked.

8. Explain what alternative transaction structures Goldman Sachs proposed to Roche that would yield enhanced shareholder value at the October 2, 2008 meeting.

9. Refer to the discussion of the November meetings between Goldman Sachs and Greenhill on page 21. Summarize the key differences between the financial models used by

Goldman and Greenhill, respectively.

Updates of the 2008 Financial Plan, page 28

10. You disclose that on February 22, 2009, management informed the Special Committee that it had reviewed developments in the business of Genentech since October 2008 and that it advised the Special Committee that "the Company's financial outlook had not materially changed in the aggregate since that time." Explain this statement, given the significant deterioration in the global financial markets and economic conditions generally since that time.

11. You state on page 29 that "The 2007 LRP has not been generally updated since its preparation in November 2007 and there have been a number of important developments in the business during the approximately 15 months since the 2007 LRP was prepared." Describe in detail each of these developments, and how they impact the validity of the 2007 LRP and the Special Committee's reliance on it. In particular, explain any assumptions underlying the 2007 LRP and state whether (and why) any of the assumptions is no longer valid. Discuss the decline in the market value of the company's stock, the market for pharmaceutical products worldwide, and the impact that the changing regulatory and insurance environment for healthcare may have on the validity and applicability of the 2007 LRP. For each change, explain whether the difference would result in a lower or higher valuation for the company.

12. You summarize the 2008 Financial Plan on page 30. Detail all of the material assumptions underlying the 2008 Financial Plan and any limitations on these assumptions. Although some assumptions are described on page 32, it is not clear that these represent all of the material underpinnings for the 2008 Plan.

13. You discuss the impact of the Avastin trials at the top of page 35. Expand your disclosure to include the impact of the revised timetable for the clinical trials related to that drug. How did the Special Committee consider the earlier release of the Avastin results in its approach to negotiations with Roche? Was this a subject of discussions between the parties? If so, how did it factor into the negotiations?

Effective Tax Rates, page 35

14. In the first paragraph in this section, you reference "several factors" (in addition to the initiation of commercial production in Singapore) that will reduce the Company's effective tax rate. Disclose the other factors which you believe will lead to the reduced tax rate.

Opinion of Goldman, Sachs and Co., page 39

15. In making its recommendation that shareholders reject Roche's offer, the Special Committee, on behalf of the Company, considered the fact that Goldman Sachs deemed the offer consideration inadequate. Given the fact that the Company's recommendation rests in part on the Goldman opinion, and your reliance on the Company's future prospects generally in rejecting an offer at a premium to the Company's current per share trading price, we believe the analyses underlying the Goldman opinion may be material and should be described for shareholders. In addition, any non-public forecasts and projections provided by Genentech to Goldman in its analyses should also be disclosed. Please revise.

16. See the last comment above. To the extent you disclose any non-public forecasts or projections, please describe the underlying assumptions, as well as the material limitations on those figures. In addition to the original Schedule 14D-9 filed in February 24, 2009, amendment no. 2 filed on March 2, 2009 contains numerous projections and forecasts concerning future sales volume for Avastin and other figures.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions